The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 FEB 25 AM 8:47

02015381

February 1, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Incorporation of Mitsui Trust Holdings, Inc.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 2/25

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department

02 FEB 25 AM 8:47

February 1, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
Code No: 8309
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Incorporation of Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Co., Ltd. (Kiichiro Furusawa, President) incorporated Mitsui Trust Holdings, Inc., a holding company (*kanzen oyagaisha*) through a share transfer (*kabushiki iten*) on February 1, 2002.

The Company also assigned the outstanding stocks of Mitsui Asset Trust and Banking Co., Ltd. (Kazuo Tanabe, President; as of February 1, 2002, its name was changed from The Sakura Trust and Banking Co., Ltd.) to Mitsui Trust Holdings, Inc. on February 1, 2002.

Consequently, the major shareholders in The Chuo Mitsui Trust and Banking Co., Ltd. and Mitsui Asset Trust and Banking Co., Ltd. have been changed. Both companies have become wholly-owned subsidiaries of Mitsui Trust Holdings, Inc.

Moreover, both The Chuo Mitsui Trust and Banking Co., Ltd. and Mitsui Asset Trust and Banking Co., Ltd. resolved at individual meetings of their boards of directors held on February 1, 2002 that a company-split (*kaisha bunkatsu*) should be conducted to transfer the pension and security trust business (wholesale trust operation division) of The Chuo Mitsui Trust and Banking Co., Ltd. to Mitsui Asset Trust and Banking Co., Ltd., subject to the approval of shareholders and the relevant government agencies; consequently both Companies executed a contract for the company-split (*kaisha bunkatsu*) on the same day.

Attached is an exhibit, describing an outline of the holding company (*kanzen oyagaisha*) incorporated, the change of major shareholders in The Chuo Mitsui Trust and Banking Co., Ltd. and Mitsui Asset Trust and Banking Co., Ltd., and a summary of the company-split (*kaisha bunkatsu*) conducted between the two Companies.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5445-3500

1. Profile of Mitsui Trust Holdings, Inc.

(1) Trade Name: MITSUI TRUST HOLDINGS KABUSHIKI KAISHA (which shall be written "Mitsui Trust Holdings, Inc.", in English)

(2) Head Office: 33-1, Shiba 3-Chome, Minato-Ku, Tokyo

(3) Capital: 260 billion yen

(4) Number of Employees: 59

(5) Business Activities: Management administration of the subsidiaries and incidental business activities

(6) Directors and Corporate Auditors

Chairman of the Board:	Hisao Muramoto (also serving as Chairman of the Board of The Chuo Mitsui Trust and Banking Co., Ltd.)
President:	Kiichiro Furusawa (also serving as President of The Chuo Mitsui Trust and Banking Co., Ltd.)
Deputy President:	Kazuo Tanabe (also serving as President of Mitsui Asset Trust and Banking Co., Ltd.)
Senior Managing Director:	Tomohiro Ito (also serving as Director and First Senior Executive Officer of The Chuo Mitsui Trust and Banking Co., Ltd.)
Managing Director:	Michio Taki (also serving as Director and Senior Executive Officer of The Chuo Mitsui Trust and Banking Co., Ltd.)
Managing Director:	Hiroshi Yamaguchi
Managing Director:	Tadashi Kawai (also serving as Director and Senior Executive Officer of The Chuo Mitsui Trust and Banking Co., Ltd.)
Managing Director:	Jun Okuno
Corporate Auditor:	Makoto Yamakami
Corporate Auditor (Part-time):	Kazuhiro Tokuno (also serving as Corporate Auditor of The Chuo Mitsui Trust and Banking Co., Ltd.)
Corporate Auditor (Part-time):	Kazunori Oda (also serving as Corporate Auditor of The Chuo Mitsui Trust and Banking Co., Ltd.)
Corporate Auditor (part-time):	Shunji Higuchi (also serving as Corporate Auditor (part-time) of The Chuo Mitsui Trust and Banking Co., Ltd.)

Corporate Auditor (Part-time): Shigenori Koda (also serving as Corporate Auditor (part-time) of The Chuo Mitsui Trust and Banking Co., Ltd.)

(7) Management System

Mitsui Trust Holdings, Inc. is a holding company which has The Chuo Mitsui Trust and Banking Co., Ltd. and Mitsui Asset Trust and Banking Co., Ltd. as subsidiary banks.

Delegating business operations to each subsidiary bank, the Company is responsible for planning of group management strategies, supervision of business operations, general control over risk management, and internal control integration. Thus, the Company specializes in the administration of business operation.

A. Board of Directors

The Company has eight directors, including two full-time directors.

The full-time directors are responsible for group management strategy planning, overall risk management and internal auditing, which enables cross-check between the directors of the holding company and the directors of each subsidiary bank to work effectively.

B. Advisory Board

The Company plans to set up an advisory board by April or June 2002, to exercise transparent and sound management and taking full account of external advice or suggestions.

C. Auditors Board

The Company has five corporate auditors including a full-time auditor. The four corporate auditors (including two outside corporate auditors) also serve as corporate auditors of the subsidiary banks.


Shareholders Meeting
Mitsui Trust Holdings, Inc.
Corporate Auditors/ Board of Auditors
(five auditors, including two outside auditors)
[Holding Company for administration of business operation]
Specializing in Group Management Strategy Planning, Supervision of Business Operation, and General Control over Risk Management and Internal Control
Board of Directors
Advisory Board
Management Meeting
Director in charge of Management Planning
Director in charge of Risk Management
Management Planning Division
Risk Management Division
[Management Planning Function]
• Group Management Strategy Planning
Overall strategy
Human resources strategy
IT-related strategy
• Financing
• Public relations, IR, etc.
Secretariat
General Planning Dept.
Planning and Coordination Dept.
General Affairs Dept.
[Overall risk management function]
• Risk Management
• Compliance
Internal Risk Control Dept.
[Internal Auditing]
• Overall internal auditing
• Operational auditing, etc.
Internal Audit Dept.
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

2. Profile of Mitsui Trust Financial Group

(1) Outline of Group Company

(Framework after corporate company-split (*kaisha bunkatsu*) described in 4.)

	Mitsui Trust Holdings	The Chuo Mitsui Trust and Banking	Mitsui Asset Trust and Banking
Main business activities	Management administration of subsidiaries (Bank Holding Company)	Retail trust operation, Banking operation, Stock transfer agency services, Real estate business	Wholesale trust operation (Pension and security trust business)
Head office	33-1, Shiba 3-chome, Minato-ku, Tokyo	33-1, Shiba 3-chome, Minato-ku, Tokyo	4-10, Nihonbashi-honcho 3-chome, Chuo-ku, Tokyo
Number of employees	59	Approx. 6,000	Approx. 1,000
Month and year of establishment	February 2002	May 1962	December 1995
Business Office	None	Same as the current business offices of The Chuo Mitsui Trust and Banking Co., Ltd.	Head office and five branch offices (Sendai, Yokohama, Nagoya, Osaka, and Fukuoka)
Listings	First Sections of the Stock Exchanges in Tokyo, Osaka, and Nagoya	Not listed	Not listed

(2) Management Philosophy of Mitsui Trust Financial Group

A. Quick response to customer needs through innovating the framework of a holding company and the company-split (*kaisha bunkatsu*)

The Group aims to be "a financial services company focusing on customer-centered services" that can respond to the diverse needs of customers more speedily and efficiently. To achieve that goal, the Group will improve its strengths in both specialized areas of retail trust /banking operations and wholesale trust operations, and exploiting the benefits of business reorganization under the holding company system.

B. Building-up of social trust through highly sound and transparent governance

The Group will create a sound and highly transparent organizational framework with Mitsui Trust Holdings, Inc. as "a holding company for business operation administration" that is responsible for the group management strategies planning, supervision of business operations, overall risk management function and internal auditing after delegating business operations to subsidiary banks.

The Group will also construct an open, transparent management system in which external opinions are effectively used for the entire spectrum of management, through an array of measures including an advisory board to be set up within Mitsui Trust Holdings, Inc.

C. Establishing "trust" from customers and the market through recapitalization

The Group will strive to establish trust from the customers and the market by improving the consolidated capital ratio by one percent (1%). To achieve the improvement, we replenish its capital, mainly the holding company, with cooperative support from closely related companies including other members of the Mitsui Group and also review its risk assets.

The Group also will strive to construct an organizational framework that enhances the trust of the market and meeting the customers' needs, with capital participation in Mitsui Asset Trust and Banking Co., Ltd. as well from the closely related companies including other members of the Mitsui group.

3. Change of Major Shareholders after establishment of Mitsui Trust Holdings, Inc.

(1) The Chuo Mitsui Trust and Banking Co., Ltd.

A. Name of Major Shareholders associated with the current change
Mitsui Trust Holdings, Inc. and The Resolution and Collection Corporation

B. Number of shares owned by major shareholders before and after the current change and the ratio of the owned shares to the total issued shares

[Mitsui Trust Holdings, Inc.]

Before	:	0 share (0.00%)
After	:	1,088,854,584 shares (100.00%)

[The Resolution and Collection Corporation]

Before	:	270,156,250 shares (24.81%)
After	:	0 share (100.00%)

C. Date of change
February 1, 2002

(2) Mitsui Asset Trust and Banking Co., Ltd.

A. Name of Major Shareholders associated with the current change
Mitsui Trust Holdings, Inc. and The Chuo Mitsui Trust and Banking Co., Ltd.

B. Number of shares owned by major shareholders before and after the current change and ratio of the owned shares to the total issued shares

[Mitsui Trust Holdings, Inc.]

Before	:	0 share (0.00%)
After	:	200,000 shares (100.00%)

[The Chuo Mitsui Trust & Banking, Co., Ltd.]

Before	:	200,000 shares (100.00%)
After	:	0 share (0.00%)

C. Date of change
February 1, 2002

4. Summary of Company-split (*kaisha bunkatsu*)

The Chuo Mitsui Trust and Banking Co., Ltd. and Mitsui Asset Trust and Banking Co., Ltd. agreed with each other to conduct a company-split (*kaisha bunkatsu*) through the absorption defined by Article 374-16 of the Commercial Code and concluded on February 1, 2002 a contract for company-split (*kaisha bunkatsu*) set forth in Article 374-17 of the Commercial Law. The main contents of the company-split (*kaisha bunkatsu*) are as follows:

(1) Reorganizing Company (*bunkatsu kaisha*) : The Chuo Mitsui Trust and Banking Co., Ltd.

(2) Succeeding Company (*shoukei kaisha*) : Mitsui Asset Trust and Banking Co., Ltd.

(3) Succeeded Business:
Pension/security trust business, and investment/management of trusted assets related to pension/security trust business.

(4) Succeeded Rights and Obligations
Assets and liabilities arisen from succeeded business and rights and obligations related to assets and liabilities, as well as the rights and obligations set forth in related contracts. (Debts, liabilities, and obligations are succeeded without recourse.)

(5) Schedule
Shareholders' meeting for approval of reorganization: February 16, 2002 (planned)
Date of reorganization: March 25, 2002 (planned)

(6) Operating Results Projection of Mitsui Trust Holdings, Inc. after company-split (*kaisha bunkatsu*)
There is no revision in the projected business results (on a consolidated basis) of Mitsui Trust Holding, Inc. announced on January 25, 2002.